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                         January 29, 2024

       Alix MacLean
       Chief Executive Officer
       Avenue Therapeutics. Inc.
       1111 Kane Concourse, Suite 301
       Bay Harbor Islands, Florida 33154

                                                        Re: Avenue
Therapeutics. Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed on January
24, 2024
                                                            File No. 333-276671

       Dear Alix MacLean:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tamika
Sheppard at 202-551-8346 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Life Sciences
       cc:                                              Rakesh Gopalan